UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 1-35016

SGOCO Group, Ltd.

14/F, Building #4, Beijing International Center

No. 38 East 3rd Ring Road North

Chaoyang District

Beijing, China 100026

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Transfer to Capital Market

On February 17, 2012, SGOCO Group, Ltd. (the “Company”) was notified by The Nasdaq Stock Market (“Nasdaq”) that Nasdaq had approved the Company’s transfer application from The Nasdaq Global Market to The Nasdaq Capital Market. Accordingly, the Company’s ordinary shares began trading on The Nasdaq Capital Market on February 21, 2012. The Company’s ordinary shares will continue to trade under the symbol “SGOC” and trading of the ordinary shares will be unaffected by this change. The Nasdaq Capital Market is one of the three market tier designations for Nasdaq - listed stocks. The transfer to The Nasdaq Capital Market closes the previously disclosed matter related to the Company’s failure to comply with minimum market value of publicly held shares requirement for continued listing on the Nasdaq Global Market.

A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Nasdaq Minimum Bid Price Deficiency Letter

On February 28, 2012, the Company issued a press release announcing that it has received a deficiency letter from Nasdaq stating that, because the Company has not maintained a minimum closing bid price of $1.00 for the last 30 consecutive business days, the Company is no longer in compliance with Nasdaq Listing Rule 5550(a)(2).

The Nasdaq letter states that the Company will be afforded 180 calendar days, or until August 20, 2012, to regain compliance with the minimum bid price requirement. In order to regain compliance, the Company must have a closing bid price of $1.00 or more for a minimum of 10 consecutive business days. If at any time during this 180-day period the Company’s closing bid price meets or exceeds $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed. If the Company has not regained compliance by the expiration of the initial 180 calendar days, Nasdaq will then provide written notification to the Company that its ordinary shares are subject to delisting. At that time, the Company may appeal Nasdaq’s delisting determination to a Nasdaq Listing Qualifications Panel.

The deficiency notification described above will have no immediate effect on the listing of the Company’s ordinary shares, pending the expiration of the relevant grace period stated above. The Company is currently considering its options in order to comply with the minimum bid price rule within the aforementioned grace period. The Company will seek to regain compliance within the grace period and is considering various measures to address compliance with the continued listing standards of The Nasdaq Stock Market. There can be no assurances that the Company will be able to satisfy the above described deficiency, and that its ordinary shares will not be delisted.

A copy of the related press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: February 28, 2012	By:	/s/ Burnette Or
Burnette Or
Chief Executive Officer

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Exhibit Index

Exhibit Number	Description

99.1	Press release dated February 28, 2012

99.2	Press release dated February 28, 2012

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